Filed pursuant to Rule 424(b)(3)
File No. 333-237337

UNITED STATES GASOLINE FUND, LP

Supplement dated March 9, 2022

to
Prospectus dated April 28, 2021

This supplement contains information that amends, supplements or modifies certain information contained in the prospectus of United States Gasoline Fund, LP (“UGA”) dated April 28, 2021 (the “Prospectus”).

You should carefully read the Prospectus and this supplement before investing. This supplement should be read in conjunction with the Prospectus. You should also carefully consider the “Risk Factors” beginning on page 4 of the Prospectus before you decide to invest.

The following risk factor is added on page 5 of the Prospectus, immediately following the risk factor “Price Volatility May Possibly Cause the Total Loss of Your Investment.”

Russia’s invasion of Ukraine, and sanctions brought by the United States and other countries against Russia, have caused disruptions in many business sectors and have resulted in significant market disruptions and increased volatility in the price of certain commodities, including oil and natural gas.

On February 24, 2022, Russia launched a large-scale invasion of Ukraine. The extent and duration of the military action, resulting sanctions and future market disruptions in the region are impossible to predict, but could be significant and may have a severe adverse effect on the region. Among other things, the conflict has resulted in increased volatility in the markets for certain securities and commodities, including oil and natural gas, and other sectors.

The United States and other countries and certain international organizations have imposed broad-ranging economic sanctions on Russia and certain Russian individuals, banking entities and corporations as a response to Russia’s invasion of Ukraine.  On March 8, 2022, the United States announced that it would ban imports of oil, natural gas and coal from Russia. The impact of this announcement on commodities and futures prices is difficult to predict and depends on a number of factors, including whether other countries act in the same manner, but such impact could be significant.

Actual and threatened responses to Russia’s invasion, as well as a rapid peaceful resolution to the conflict, may also impact the markets for certain commodities, such as oil and natural gas, and may have collateral impacts, including increased volatility, and cause disruptions to availability of certain commodities, commodity and futures prices and the supply chain globally. At this time, the situation is rapidly evolving and may evolve in a way that could have a negative impact on the fund in the future.